Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in thousands)

	Nine Months Ended September 30, 2012	Six Months Ended June 30, 2012	Three Months Ended March 30, 2012

Pre-tax income (loss) from continuing operations	$35,719	$16,300	$(13,941)

(Income) loss from equity investees	(1,263)	(462)	200
Fixed charges	58,839	39,188	19,629
Distribution of income from equity investee	4,800	2,000	—

Total earnings	$98,095	$57,026	$5,888

Interest expense(1)	$7,632	$4,994	$2,512
Estimated interest within rent expense(2)	51,207	34,194	17,117

Total fixed charges	$58,839	$39,188	$19,629

Ratio of earnings to fixed charges	1.67	1.46	N/A

Deficiency of earnings available to cover fixed charges	$ N/A	$ N/A	$(13,741)

(1)	Includes interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)	Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.